UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 20, 2012

Commission File Number: 000-51387

Focus Media Holding Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Unit No. 1, 20th Floor, The Centrium 60 Wyndham Street Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contents

Signature
Exhibit Index
Exhibit 99.1 – Press Release -- Focus Media to Announce Fourth Quarter and Full
Year 2011 Financial Results on March 19, 2012
Exhibit 99.2 - Press Release -- Focus Media Reports Fourth Quarter and Full Year
2011 Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Focus Media Holding Limited

Date: March 20, 2012	By:	/s/ Kit Leong Low
	Name:	Kit Leong Low
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release: Focus Media to Announce Fourth Quarter and Full Year 2011 Financial Results on March 19, 2012
99.2	Press Release: Focus Media Reports Fourth Quarter and Full Year 2011 Results